UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

(Check one)|_| Form 10-K |_| Form 20-F [X|Form 11-K |_| Form 10-Q |_| Form N-SAP For Period Ended December 27, 2001

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
For the Transition Period Ended __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

DynCorp Capital Accumulation and Retirement Plan
Full Name of Registrant


Former Name if Applicable

11710 Plaza America Drive
Address of Principal Executive Office (Street and Number)

Reston, Virginia  20190
City, State and ZIP Code

PART II--Rules 12b-25(b) and (c)

|X|       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III--NARRATIVE

The Plan is unable to file the financial statements for the period at this time because the Plan and its auditors are currently assessing the appropriate treatment of valuation of assets at the time of the bifurcation and merger of the Company's retirement plans. We are also experiencing delay in obtaining copies of workpapers of the former auditors, Arthur Andersen LLP, to substantiate opening balances.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this certification:

       H. Montgomery Hougen         (703)            261-5028
       --------------------         -----            --------
       (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1940 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or
       portion thereof?      |_| Yes            |X| No

       If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                DynCorp Capital Accumulation and Retirement Plan
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    July 1, 2002


By:      /s/ H. Montgomery Hougen
         H. Montgomery Hougen
         Member, Administrative Committee